UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 24, 2022, Farfetch Limited (the “Company”) issued a press release announcing the expansion of its Luxury New Retail partnership with Richemont Italia Holdings S.P.A. (“Richemont”). A copy of the press release is furnished as Exhibit 99.1 hereto.

In connection with this expanded partnership, on August 24, 2022, the Company entered into a Share Purchase Agreement with Farfetch Holdings PLC, Richemont and Symphony Global LLC, relating to the sale and purchase of shares in YOOX Net-a-Porter Group S.p.A.(the “Share Purchase Agreement”), a copy of which is furnished as Exhibit 4.1 hereto.

Conference Call Information

The Company will host a conference call today, Wednesday, August 24, 2022 at 8:00 a.m., Eastern Time, to discuss the transaction. Listeners may access the live webcast of the call, along with the accompanying slide presentation, at the Farfetch Investor Relations website at www.farfetchinvestors.com. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Exhibit List

Exhibit No.	Description

4.1 †	Share Purchase Agreement, by and between Farfetch Limited, Farfetch Holdings PLC, Richemont Italia Holdings S.P.A. and Symphony Global LLC, dated August 24, 2022.

99.1	Press Release of Farfetch Limited, dated August 24, 2022.

†	Schedules and attachments to this exhibit have been omitted pursuant to the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: August 24, 2022	By:	/s/ José Neves
José Neves
Chief Executive Officer